VANCOUVER OFFICE
Suite 555 – 999 Canada Place
Vancouver, BC V6C 3E1 CANADA

T E L: (604) 687-1717
F AX : (604) 687-1715
WEB: www.augustaresource.com

Date: April 7, 2014

RE: Annual and Special Meeting of the shareholders of Augusta Resource Corporation (the “Corporation”) to be held on May 2, 2014 (the “Meeting”)

I, Purni Parikh, the Vice President and Corporate Secretary of the Corporation hereby certify, for and on behalf of the Corporation, and not in my personal capacity, that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) above; and

(c)	the Corporation is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2 (1) and 2.5(1) of the Instrument in connection with the Meeting.

AUGUSTA RESOURCE CORPORATION

by: /s/ “Purni Parikh”
Purni Parikh
Vice President, Corporate Secretary

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC